BLUE RIDGE REAL ESTATE COMPANY

P.O. BOX 707

BLAKESLEE, PA   18610

August 21, 2012

Jonathan Wiggins, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Blue Ridge Real Estate Company

Form 10-K and Form 10-K/A for the Fiscal Year Ended October 31, 2011

Filed January 30, 2012

File No. 000-02844

Dear Mr. Wiggins:

This letter is being submitted in response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 8, 2012, with respect to the above-referenced filings by Blue Ridge Real Estate Company (the “Company”).

For your convenience, we have set forth the comment in italicized typeface and included our response below the comment.

Form 10-K for the Fiscal Year Ended October 31, 2011

Combined Statements of Operations, page 19

1.

We note your response to comment four in our letter dated July 10, 2012 relating to your presentation of properties sold and properties classified as held for sale, and related operating results. We note your assertion that the income generated by these properties was not material to your results of operations. Please provide us your materiality analysis. Refer to SAB Topic 1M.

Company Response

We believe that, based on both quantitative and qualitative factors, net income generated by the four asset group component properties addressed in the staff’s comment (referred to below as the “four properties”) were not material to the results of our total operations and, therefore, need not be separately presented as discontinued operations.

From a quantitative standpoint, our net loss for the fiscal year ended October 31, 2011 was $2,474,765; the four properties generated net income of $94,000.  The four properties’ net income is quantitatively immaterial, as the absolute value of the net income generated by the four properties is only 3.80% of the absolute value of our net loss.

From a qualitative standpoint, we do not believe that the absence of a separate presentation of the results of operations of the four properties as discontinued operations had a material impact on our financial statements.  This conclusion is supported by an analysis of the specific factors listed in SAB Topic 1M:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The income generated by the operations of the four properties is capable of precise measurement.  However, we believe the other factors discussed below outweigh the impact of this factor.

•

Whether the misstatement masks a change in earnings or other trends.

The absence of a separate presentation of the results of operations of the four properties as discontinued operations did not mask a change in earnings or other trends with regard to our other operations.  Without giving effect to the net income of the four properties, our net loss decreased by approximately 21% during our fiscal year ended October 31, 2011 compared to the fiscal year ended October 31, 2010.  As reported, the decrease was approximately 27% .  Regardless of whether net income from continuing operations included or excluded the operations of the four properties, our financial results would continue to show net losses from continuing operations that were meaningful, considering the scope of our operations, but declining.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

To our knowledge, there is no analyst coverage of our company.

•

Whether the misstatement changes a loss into income or vice versa.

The absence of a separate presentation of the results of operations of the four properties as discontinued operations did not change the loss from our other operations into income or vice versa.  As noted above, the exclusion of the net income of $94,000 generated by the four properties would have an immaterial effect on the reported net loss of $2,474,765.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations of profitability.

The four properties’ operations were included in the results of our Real Estate Management Operations/Rental Operations segment, but their exclusion would not have had a significant impact on an assessment of segment performance.  Management considers operating income, exclusive of general and administrative expenses, to be the most important indicator of segment performance (general and administrative expenses are allocated between the segments in direct proportion to revenues generated; as a result, operating income, including the effect of general and administrative expenses, is not considered by management to be an important measure of segment performance).  For the fiscal year ended October 31, 2011, the four properties generated an operating loss, exclusive of general and administrative expenses, of $66,000, while the segment generated operating income, exclusive of general and administrative expenses, of $1,281,488.  Therefore, the inclusion of the four properties’ operating income, exclusive of general and administrative expenses, had an insignificant impact on this measure.  While two of the four properties (the Jack Frost and Big Boulder ski areas) accounted for most of the segment's interest income (principally derived from a direct financing lease), management does not consider interest income to be nearly as significant a measure of segment performance as operating income, exclusive of general and administrative expenses.  Moreover, Management’s Discussion and Analysis of Financial Condition and Results of Operations specifically noted (on page 10 of the portions of the 2011 Annual Report to Shareholders (the “Annual Report”) filed as Exhibit 13.1 to the Annual Report on Form 10-K for the fiscal year ended October 31, 2011) that: “The reported interest income primarily resulted from the direct financing lease of the ski areas which were sold on December 15, 2011.”  Similar disclosure appears in Note 12 to the financial statements included in the Annual Report.   Finally, we do not believe that the exclusion of the four properties’ interest expense, which totaled less than eight percent of segment interest expense, would have a meaningful impact on an assessment of segment performance.

•

Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The absence of a separate presentation of the results of operations of the four properties as discontinued operations did not affect our compliance with regulatory requirements.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

The absence of a separate presentation of the results of operations of the four properties as discontinued operations did not affect our compliance with loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The absence of a separate presentation of the results of operations of the four properties as discontinued operations did not have the effect of increasing management’s compensation.

•

Whether the misstatement involves concealment of an unlawful transaction.

The absence of a separate presentation of the results of operations of the four properties as discontinued operations did not involve concealment of an unlawful transaction.

Based on the foregoing quantitative and qualitative factors, we believe that the income generated by the four properties was not material to our results of operations.

Please do not hesitate to contact Cynthia A. Van Horn or me by telephone at 570-443-8433 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Bruce Beaty

Bruce Beaty
Chief Executive Officer and President